Nutrien Annual Report 2022   |

Exhibit 99.3

FINANCIAL STATEMENTS & NOTES

86	Management’s Responsibility
87	Reports of Independent Registered Public Accounting Firm
90	Consolidated Statements of Earnings
90	Consolidated Statements of Comprehensive Income
91	Consolidated Statements of Cash Flows
92	Consolidated Statements of Changes in Shareholders’ Equity
93	Consolidated Balance Sheets
Notes to the Consolidated Financial Statements
94	Note 1	Description of Business
94	Note 2	Basis of Presentation
95	Note 3	Segment Information
98	Note 4	Nature of Expenses
99	Note 5	Share-Based Compensation
101	Note 6	Other Expenses (Income)
101	Note 7	Finance Costs
102	Note 8	Income Taxes
104	Note 9	Net Earnings Per Share
104	Note 10	Financial Instruments and Related Risk Management
108	Note 11	Receivables
108	Note 12	Inventories
109	Note 13	Property, Plant and Equipment
111	Note 14	Goodwill and Intangible Assets
112	Note 15	Investments
113	Note 16	Other Assets
113	Note 17	Short-Term Debt
114	Note 18	Long-Term Debt
115	Note 19	Lease Liabilities
115	Note 20	Payables and Accrued Charges
116	Note 21	Pension and Other Post-Retirement Benefits
119	Note 22	Asset Retirement Obligations and Accrued Environmental Costs
120	Note 23	Share Capital
121	Note 24	Capital Management
122	Note 25	Business Combinations
123	Note 26	Commitments
124	Note 27	Guarantees
124	Note 28	Related Party Transactions
125	Note 29	Contingencies and Other Matters
127	Note 30	Accounting Policies, Estimates and Judgments

Nutrien Annual Report 2022   |   89

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Reporting

Management’s Report on the Consolidated Financial Statements

The accompanying consolidated financial statements and   related financial information are the responsibility of the management of Nutrien Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is   composed entirely of independent directors. The Audit Committee discusses and analyzes the Company’s condensed consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The Audit Committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the   Board of Directors.

The Audit Committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the   consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2022. KPMG LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

Management’s Annual Report on Internal   Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings . Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as of December 31, 2022, the Company did maintain effective internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2022 has been audited by KPMG LLP, as reflected in their Report of Independent Registered Public Accounting Firm for 2022.

/s/ Ken Seitz Ken Seitz President and Chief Executive Officer February 16, 2023	/s/ Pedro Farah Pedro Farah Executive Vice President and Chief Financial Officer February 16, 2023

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Nutrien Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December   31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December   31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December   31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Calgary, Canada

February 16, 2023

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Nutrien Annual Report 2022   |   92

Goodwill Impairment Assessment of the Retail North America Group of Cash-Generating Units

As discussed in Note 14 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2022 was $12,368 million, of which $6,898 million of goodwill has been allocated to the Retail North America group of cash-generating units (“Retail North America CGU”). The Retail North America CGU is tested for impairment annually, and whenever events or changes in circumstances may indicate the carrying amount, including goodwill, exceeds its estimated recoverable amount. An indicator of impairment was identified as of June 30, 2022 and September 30, 2022 due to an increase in benchmark borrowing rates, which is a component of the discount rate. The calculation of the recoverable amount of the Retail North America CGU involved estimates including forecasted earnings before tax, interest, depreciation and amortization (“EBITDA”), terminal growth rate and the discount rate.

We identified the calculation of the recoverable amount of goodwill for the Retail North America CGU as of September 30, 2022 as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Retail North America CGU. Minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the Retail North America CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of goodwill for the Retail North America CGU.   This included controls related to the determination of forecasted EBITDA, terminal growth rate and the discount rate. We evaluated the Company’s forecasted EBITDA for the Retail North America CGU by comparing to historical results and forecasted planted acreage in the United States. We evaluated the terminal growth rate by comparing to the historical growth of the Retail North America CGU and to market information, including forecasted inflation and forecasted gross domestic product in the United States. We evaluated the Company’s historical forecasts of EBITDA by comparing to actual results to assess the Company’s ability to accurately forecast.   In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

  evaluating the Company’s determination of the discount rate by comparing the inputs to the discount rate to publicly available market data for comparable entities and assessing the resulting discount rate, and evaluating the Company’s estimate of the recoverable amount of the Retail North America CGU by comparing the results of the Company’s estimate to publicly available market data and valuation metrics for comparable entities.

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Calgary, Canada

February 16, 2023

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In millions of US dollars unless otherwise noted

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31	Note	2022	2021
SALES	3	37,884	27,712
Freight, transportation and distribution	4	872	851
Cost of goods sold	4, 12	21,588	17,452
GROSS MARGIN		15,424	9,409
Selling expenses	4	3,414	3,142
General and administrative expenses	4	565	477
Provincial mining taxes	4	1,149	466
Share-based compensation expense	5	63	198
(Reversal of) impairment of assets	13	(780)	33
Other expenses	6	204	312
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		10,809	4,781
Finance costs	7	563	613
EARNINGS BEFORE INCOME TAXES		10,246	4,168
Income tax expense	8	2,559	989
NET EARNINGS		7,687	3,179
Attributable to
Equity holders of Nutrien		7,660	3,153
Non-controlling interest		27	26
NET EARNINGS		7,687	3,179

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN ("EPS")	9
Basic		14.22	5.53
Diluted		14.18	5.52
Weighted average shares outstanding for basic EPS	9	538,475,000	569,664,000
Weighted average shares outstanding for diluted EPS	9	540,010,000	571,289,000

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended December 31 (net of related income taxes)	Note	2022	2021
NET EARNINGS		7,687	3,179
Other comprehensive (loss) income
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans	21	83	95
Net fair value (loss) gain on investments	15	(44)	81
Items that have been or may be subsequently reclassified to net earnings:
Loss on currency translation of foreign operations		(199)	(115)
Other		(17)	17
OTHER COMPREHENSIVE (LOSS) INCOME		(177)	78
COMPREHENSIVE INCOME		7,510	3,257
Attributable to
Equity holders of Nutrien		7,484	3,232
Non-controlling interest		26	25
COMPREHENSIVE INCOME		7,510	3,257

(See Notes to the Consolidated Financial Statements)

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In millions of US dollars unless otherwise noted

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31	Note	2022	2021
			Note 2
OPERATING ACTIVITIES
Net earnings		7,687	3,179
Adjustments for:
Depreciation and amortization		2,012	1,951
Share-based compensation expense	5	63	198
(Reversal of) impairment of assets	13	(780)	33
Gain on disposal of investment		(19)	‐
Cloud computing transition adjustment	6	‐	36
Loss on early extinguishment of debt		‐	142
Provision for (recovery of) deferred income tax		182	(31)
Long-term income tax receivables	16	273	‐
Net undistributed earnings of equity-accounted investees		(181)	(44)
Other long-term assets, liabilities and miscellaneous		21	83
Cash from operations before working capital changes		9,258	5,547
Changes in non-cash operating working capital:
Receivables		(919)	(1,669)
Inventories		(1,281)	(1,459)
Prepaid expenses and other current assets		114	(227)
Payables and accrued charges		938	1,694
CASH PROVIDED BY OPERATING ACTIVITIES		8,110	3,886
INVESTING ACTIVITIES
Capital expenditures [1]	13, 14	(2,438)	(1,884)
Business acquisitions, net of cash acquired	25	(407)	(88)
Other		(12)	64
Net changes in non-cash working capital		(44)	101
CASH USED IN INVESTING ACTIVITIES		(2,901)	(1,807)
FINANCING ACTIVITIES
Transaction costs related to debt		(9)	(7)
Proceeds from short-term debt, net	17, 18	529	1,344
Proceeds from long-term debt	18	1,045	86
Repayment of long-term debt	18	(561)	(2,212)
Repayment of principal portion of lease liabilities	18, 19	(341)	(320)
Dividends paid to Nutrien's shareholders	23	(1,031)	(1,045)
Repurchase of common shares	23	(4,520)	(1,035)
Issuance of common shares	23	168	200
Other		(11)	(14)
CASH USED IN FINANCING ACTIVITIES		(4,731)	(3,003)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(76)	(31)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		402	(955)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		499	1,454
CASH AND CASH EQUIVALENTS – END OF YEAR		901	499
Cash and cash equivalents is composed of:
Cash		775	428
Short-term investments		126	71
		901	499
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		482	491
Income taxes paid		1,882	435
Total cash outflow for leases		459	393

1   Includes additions to property, plant and equipment, and intangible assets of $ 2,227 and $ 211 (2021 – $ 1,777 and $ 107 ), respectively.

(See Notes to the Consolidated Financial Statements)

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In millions of US dollars unless otherwise noted

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated Other Comprehensive
				(Loss) Income ("AOCI")
				Loss on
				Currency				Equity
	Number of			Translation				Holders	Non-
	Common	Share	Contributed	of Foreign		Total	Retained	of	Controlling	Total
	Shares	Capital	Surplus	Operations	Other	AOCI	Earnings	Nutrien	Interest	Equity
BALANCE – DECEMBER 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403
Net earnings	‐	‐	‐	‐	‐	‐	3,153	3,153	26	3,179
Other comprehensive (loss) income	‐	‐	‐	(114)	193	79	‐	79	(1)	78
Shares repurchased (Note 23)	(15,982,154)	(442)	(47)	‐	‐	‐	(616)	(1,105)	‐	(1,105)
Dividends declared (Note 23)	‐	‐	‐	‐	‐	‐	(1,046)	(1,046)	‐	(1,046)
Non-controlling interest transactions	‐	‐	‐	‐	‐	‐	‐	‐	(16)	(16)
Effect of share-based compensation including issuance of common shares	4,424,437	226	(9)	‐	‐	‐	‐	217	‐	217
Transfer of net gain on cash flow hedges	‐	‐	‐	‐	(11)	(11)	‐	(11)	‐	(11)
Transfer of net actuarial gain on defined benefit plans	‐	‐	‐	‐	(95)	(95)	95	‐	‐	‐
Share cancellation	(210,173)	‐	‐	‐	‐	‐	‐	‐	‐	‐
BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699
Net earnings	‐	‐	‐	‐	‐	‐	7,660	7,660	27	7,687
Other comprehensive (loss) income	‐	‐	‐	(198)	22	(176)	‐	(176)	(1)	(177)
Shares repurchased (Note 23)	(53,312,559)	(1,487)	(22)	‐	‐	‐	(2,987)	(4,496)	‐	(4,496)
Dividends declared (Note 23)	‐	‐	‐	‐	‐	‐	(1,019)	(1,019)	‐	(1,019)
Non-controlling interest transactions	‐	‐	‐	‐	‐	‐	(1)	(1)	(28)	(29)
Effect of share-based compensation including issuance of common shares	3,066,148	202	(18)	‐	‐	‐	‐	184	‐	184
Transfer of net loss on cash flow hedges	‐	‐	‐	‐	14	14	‐	14	‐	14
Transfer of net actuarial gain on defined benefit plans	‐	‐	‐	‐	(83)	(83)	83	‐	‐	‐
BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

(See Notes to the Consolidated Financial Statements)

Nutrien Annual Report 2022   |   96

In millions of US dollars unless otherwise noted

CONSOLIDATED BALANCE SHEETS

As at December 31	Note	2022	2021
ASSETS
Current assets
Cash and cash equivalents		901	499
Receivables	11	6,194	5,366
Inventories	12	7,632	6,328
Prepaid expenses and other current assets		1,615	1,653
		16,342	13,846
Non-current assets
Property, plant and equipment	13	21,767	20,016
Goodwill	14	12,368	12,220
Intangible assets	14	2,297	2,340
Investments	15	843	703
Other assets	16	969	829
TOTAL ASSETS		54,586	49,954
LIABILITIES
Current liabilities
Short-term debt	17	2,142	1,560
Current portion of long-term debt	18	542	545
Current portion of lease liabilities	19	305	286
Payables and accrued charges	20	11,291	10,052
		14,280	12,443
Non-current liabilities
Long-term debt	18	8,040	7,521
Lease liabilities	19	899	934
Deferred income tax liabilities	8	3,547	3,165
Pension and other post-retirement benefit liabilities	21	319	419
Asset retirement obligations and accrued environmental costs	22	1,403	1,566
Other non-current liabilities		235	207
TOTAL LIABILITIES		28,723	26,255
SHAREHOLDERS’ EQUITY
Share capital	23	14,172	15,457
Contributed surplus		109	149
Accumulated other comprehensive loss		(391)	(146)
Retained earnings		11,928	8,192
Equity holders of Nutrien		25,818	23,652
Non-controlling interest		45	47
TOTAL SHAREHOLDERS’ EQUITY		25,863	23,699
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		54,586	49,954

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

/s/ Maura Clark Director	/s/ Christopher Burley Director

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In millions of US dollars unless otherwise noted

  NOTE 1       DESCRIPTION OF BUSINESS

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan, Canada, S7K 5R6. As at December   31, 2022, the Company had assets as follows:

Segment	Description
Nutrien Ag Solutions (“Retail”)
  various retail facilities across the US, Canada, Australia and South America private label and proprietary crop protection products and nutritionals an innovative integrated digital platform for growers and crop consultants a financing solutions provider in support of Nutrien’s agricultural product and service sales

Potash	6 operations in the province of Saskatchewan
Nitrogen
  8 production facilities in North America: 4 in Alberta, 1 in Georgia, 1 in Louisiana, 1 in Ohio and 1 in Texas
  1 large-scale operation in Trinidad
  5 upgrade facilities in North America: 3 in Alberta, 1 in Missouri and 1 in Washington
  50 percent investment in Profertil S.A. (“Profertil”), a nitrogen producer based in Argentina

Phosphate	2 mines and processing plants: 1 in Florida and 1 in North Carolina phosphate feed plants in Illinois, Missouri and Nebraska 1 industrial phosphoric acid plant in Ohio
Corporate and Others
  investment in Canpotex Limited (“Canpotex”), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer
  22 percent investment in Sinofert Holdings Limited (“Sinofert”), a fertilizer supplier and distributor in China

  NOTE 2    BASIS OF PRESENTATION

We prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of the accounting standards adopted effective January 1, 2022, as disclosed in Note 30.

Certain immaterial 2021 figures have been reclassified in the consolidated statements of cash flows and segment information note.

These consolidated financial statements were authorized for issue by the Board of Directors on February 16, 2023.

Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could increase or reduce certain sensitivities. We prepared these consolidated financial statements under the historical cost basis, except for items that IFRS requires to be measured at fair value. Details of our accounting policies are primarily disclosed in Note 30. Reference to n/a indicates information is not applicable.

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In millions of US dollars unless otherwise noted

  NOTE 3   SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

The Executive Leadership Team (“ELT”), composed of officers at the Executive Vice President level and above, is the Chief Operating Decision Maker (“CODM”). The CODM uses adjusted net earnings (loss) before finance costs, income taxes, and depreciation and amortization (“adjusted EBITDA”) to measure performance and allocate resources to the operating segments. The CODM considers adjusted EBITDA to be a meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. In addition, it excludes the impact of impairments and other costs that are centrally managed by our corporate function.

We determine the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM. We allocate certain expenses across segments based on reasonable considerations such as production capacities or historical trends.

						Corporate
2022		Retail	Potash	Nitrogen	Phosphate	and Others	Eliminations	Consolidated
Sales	– third party	21,266	7,600	6,755	2,263	‐	‐	37,884
	– intersegment	84	599	1,293	357	‐	(2,333)	‐
Sales	– total	21,350	8,199	8,048	2,620	‐	(2,333)	37,884
Freight, transportation and distribution		‐	300	515	243	‐	(186)	872
Net sales		21,350	7,899	7,533	2,377	‐	(2,147)	37,012
Cost of goods sold		16,171	1,400	4,252	1,884	‐	(2,119)	21,588
Gross margin		5,179	6,499	3,281	493	‐	(28)	15,424
Selling expenses		3,392	10	28	7	(1)	(22)	3,414
General and administrative expenses		200	9	17	13	326	‐	565
Provincial mining taxes		‐	1,149	‐	‐	‐	‐	1,149
Share-based compensation expense		‐	‐	‐	‐	63	‐	63
Reversal of impairment of assets (Note 13)		‐	‐	‐	(780)	‐	‐	(780)
Other expenses (income)		29	5	(137)	67	227	13	204
Earnings (loss) before finance costs and income taxes		1,558	5,326	3,373	1,186	(615)	(19)	10,809
Depreciation and amortization		752	443	558	188	71	‐	2,012
EBITDA [1]		2,310	5,769	3,931	1,374	(544)	(19)	12,821
Integration and restructuring related costs		2	‐	‐	‐	44	‐	46
Share-based compensation expense		‐	‐	‐	‐	63	‐	63
Reversal of impairment of assets (Note 13)		‐	‐	‐	(780)	‐	‐	(780)
COVID-19 coronavirus pandemic ("COVID-19") related expenses		‐	‐	‐	‐	8	‐	8
Foreign exchange loss, net of related derivatives		‐	‐	‐	‐	31	‐	31
Gain on disposal of investment		(19)	‐	‐	‐	‐	‐	(19)
Adjusted EBITDA		2,293	5,769	3,931	594	(398)	(19)	12,170
Assets		24,451	13,921	11,807	2,661	2,622	(876)	54,586

1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Nutrien Annual Report 2022   |   99

In millions of US dollars unless otherwise noted

						Corporate
2021		Retail	Potash	Nitrogen	Phosphate	and Others	Eliminations	Consolidated
Sales	– third party	17,665	4,021	4,216	1,810	‐	‐	27,712
	– intersegment	69	386	921	236	‐	(1,612)	‐
Sales	– total	17,734	4,407	5,137	2,046	‐	(1,612)	27,712
Freight, transportation and distribution		‐	371	448	217	‐	(185)	851
Net sales		17,734	4,036	4,689	1,829	‐	(1,427)	26,861
Cost of goods sold		13,134	1,285	2,963	1,408	‐	(1,338)	17,452
Gross margin		4,600	2,751	1,726	421	‐	(89)	9,409
Selling expenses		3,124	9	24	6	(21)	‐	3,142
General and administrative expenses		168	8	15	11	275	‐	477
Provincial mining taxes		‐	466	‐	‐	‐	‐	466
Share-based compensation expense		‐	‐	‐	‐	198	‐	198
Impairment of assets (Note 13)		‐	7	22	4	‐	‐	33
Other expenses (income)		86	22	(64)	15	253	‐	312
and income taxes Earnings (loss) before finance costs		1,222	2,239	1,729	385	(705)	(89)	4,781
Depreciation and amortization		706	488	557	151	49	‐	1,951
EBITDA		1,928	2,727	2,286	536	(656)	(89)	6,732
Integration and restructuring related costs		10	‐	‐	‐	33	‐	43
Share-based compensation expense		‐	‐	‐	‐	198	‐	198
Impairment of assets (Note 13)		‐	7	22	4	‐	‐	33
COVID-19 related expenses		‐	‐	‐	‐	45	‐	45
related derivatives Foreign exchange loss, net of		‐	‐	‐	‐	39	‐	39
adjustment (Note 6) Cloud computing transition		1	2	‐	‐	33	‐	36
Adjusted EBITDA		1,939	2,736	2,308	540	(308)	(89)	7,126
Assets		22,387	13,148	11,093	1,699	2,266	(639)	49,954

Retail Segment Products	Sales
Crop nutrients	Dry and liquid macronutrient products including potash, nitrogen and phosphate, proprietary liquid micronutrient products, and nutrient application services.
Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds and other pests.
Seed	Various third-party supplier seed brands and proprietary seed product lines.
Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.
Nutrien Financial	Financing solutions provided to Retail branches and customers in support of Nutrien’s agricultural product and service sales.
Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, and water services.

Nutrien Annual Report 2022   |   100

In millions of US dollars unless otherwise noted

	Products	Sales Prices Impacted By
Potash	North American – primarily granular Offshore (international) – primarily granular and standard
  North American prices referenced at delivered prices (including transportation and distribution costs)
  International prices pursuant to term and spot contract prices (excluding transportation and distribution costs)

Nitrogen	Ammonia, urea, urea ammonium nitrate, industrial grade ammonium nitrate and ammonium sulfate	Global energy costs and supply
Phosphate	Solid fertilizer, liquid fertilizer, industrial products and feed products	Global prices and supplies of ammonia and sulfur

	2022	2021
Retail sales by product line
Crop nutrients	10,060	7,290
Crop protection products	7,067	6,333
Seed	2,112	2,008
Merchandise	1,019	1,033
Nutrien Financial	267	189
Services and other [1]	966	980
Nutrien Financial elimination [1,2]	(141)	(99)
	21,350	17,734
Potash sales by geography
Manufactured product
North America	2,785	2,009
Offshore [3]	5,414	2,398
	8,199	4,407
Nitrogen sales by product line
Manufactured product
Ammonia	2,834	1,556
Urea	2,037	1,568
Solutions, nitrates and sulfates	1,996	1,274
Other nitrogen and purchased products	1,181	739
	8,048	5,137
Phosphate sales by product line
Manufactured product
Fertilizer	1,520	1,250
Industrial and feed	763	574
Other phosphate and purchased products	337	222
	2,620	2,046

1 Certain immaterial 2021 figures have been reclassified.

2 Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

3 Relates to Canpotex (Note 28) and includes other revenue representing provisional pricing adjustments of $ (105) (2021 – $ 282 ).

Nutrien Annual Report 2022   |   101

In millions of US dollars unless otherwise noted

	Sales – Third Party [1]				Non-Current Assets [2]
	2022		2021		2022	2021
United States	20,089		16,009		15,971	15,095
Canada	3,783		3,094		18,303	17,766
Australia	3,877		3,591		1,105	1,202
Canpotex (Note 28)	5,414		2,398		‐	‐
Trinidad	15		258		688	638
Brazil	1,136		567		851	391
Other	3,570	[3]	1,795	[3]	521	340
	37,884		27,712		37,439	35,432

1 Sales by location of customers.

2 Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.

3 Other third-party sales primarily relate to Argentina of $ 666 (2021 – $ 526 ), Europe of $ 856 (2021 – $ 236 ) and Others of $ 2,048 (2021 – $ 1,033 ).

Canpotex sales by market (%)	2022	2021
Latin America	34	38
Other Asian markets [1]	34	35
China	14	11
Other markets	10	10
India	8	6

1 All Asian markets except China and India.

NOTE 4    NATURE OF EXPENSES

	2022	2021
Purchased and produced raw materials and product for resale [1]	18,747	14,711
Depreciation and amortization	2,012	1,951
Employee costs [2]	2,968	3,007
Freight	1,094	1,023
(Reversal of) impairment of assets (Note 13)	(780)	33
Provincial mining taxes [3]	1,149	466
Integration and restructuring related costs	46	43
Contract services	745	590
Lease expense [4]	93	81
Fleet fuel, repairs and maintenance	359	302
Gain on disposal of investment	(19)	‐
COVID-19 related expenses	8	45
Cloud computing transition adjustment	‐	36
Other	653	643
Total cost of goods sold and expenses	27,075	22,931

1   Significant expenses include supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients and protection products, and seed).

2   Includes salaries and wages, employee benefits, and share-based compensation.

3   Includes Saskatchewan potash production tax, and Saskatchewan resource surcharge of $ 909 and $ 240 (2021 – $ 341 and $ 125 ), respectively, as required under Saskatchewan provincial legislation.

4   Includes lease expense relating to short-term leases, leases of low value and variable lease payments.

Nutrien Annual Report 2022   |   102

In millions of US dollars unless otherwise noted

  NOTE 5    SHARE-BASED COMPENSATION

Plans	Eligibility	Granted	Vesting Period	Maximum Term	Settlement
Stock Options	Officers and eligible employees	Annually	25 percent per year over four years	10 years	Shares [1]
Performance Share Units ("PSUs")	Officers and eligible employees	Annually	On third anniversary of grant date based on total shareholder return over a three-year performance cycle, compared to average total shareholder return of a peer group of companies over the same period	Not applicable	Cash
Restricted Share Units ("RSUs")	Officers and eligible employees	Annually	On third anniversary of grant date and not subject to performance conditions	Not applicable	Cash
Deferred Share Units ("DSUs")	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	Not applicable	Cash [2]
Stock Appreciation Rights ("SARs") / Tandem Stock Appreciation Rights ("TSARs") [3]	Awards no longer granted; legacy awards only	Awards no longer granted; legacy awards only	25 percent per year over four years	10 years	Cash

1   Stock options may also be settled by cash settlement or, if approved by the Company, by a broker-assisted "cashless exercise" arrangement or a “net exercise” arrangement.

2   Directors can redeem their DSUs for cash only when they leave the Board of Directors for an amount equal to the market value of the common shares at the time of redemption or as mandated by the Nutrien DSU Plan.

3   Holders of TSARs have the ability to choose between (a) receiving in cash the price of our shares on the date of exercise in excess of the exercise price of the right or (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all TSAR holders will elect to choose the f irst option.

The weighted average fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of stock options per unit granted in 2022 was $ 20.49 (2021 – $ 11.77 ). The weighted average assumptions by year of grant that impacted current year results are as follows:

		Year of Grant
Assumptions	Based On	2022	2021
Exercise price per option	Quoted market closing price of common shares on the last trading day immediately preceding the date of the grant	77.50	56.64
Expected annual dividend yield (%)	Annualized dividend rate as of the date of the grant	2.45	3.22
Expected volatility (%)	Historical volatility of Nutrien's shares over a period commensurate with the expected life of the grant	30	29
Risk-free interest rate (%)	Zero-coupon government issues implied yield available on equivalent remaining term at the time of the grant	2.00	1.11
Average expected life of options (years)	Historical experience	8.5	8.5

Nutrien Annual Report 2022   |   103

In millions of US dollars unless otherwise noted

	Number of Shares Subject to Option		Weighted Average Exercise Price
	2022	2021	2022	2021
Outstanding – beginning of year	6,744,720	10,997,892	54.87	53.59
Granted	375,483	1,518,490	77.50	56.62
Exercised	(3,066,148)	(4,336,682)	54.37	45.24
Forfeited or cancelled	(66,219)	(375,005)	65.92	50.34
Expired	(102,358)	(1,059,975)	99.53	85.66
Outstanding – end of year	3,885,478	6,744,720	55.48	54.87

The aggregate grant date fair value of all stock options granted in 2022 was $ 8 . The average share price in 2022 was $ 86.22 per share.

The following table summarizes information about our stock options outstanding as at December 31, 2022, with expiry dates ranging from May 2023 to February 2032:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of Exercise Prices	Number	Life in Years	Price	Number	Price
$37.84 to $41.31	154,255	3	39.08	154,255	39.08
$41.32 to $43.36	1,084,241	5	42.23	194,063	42.23
$43.37 to $52.75	473,441	4	46.15	473,441	46.15
$52.76 to $55.08	487,590	4	53.54	234,175	53.54
$55.09 to $64.43	964,532	7	56.62	82,592	56.62
$64.44 to $109.45	721,419	5	84.78	375,420	91.49
	3,885,478	5	55.48	1,513,946	57.89

	Units Granted	Units Outstanding	Compensation Expense
	in 2022	as at December 31, 2022	2022	2021
Stock options	375,483	3,885,478	11	14
PSUs	508,528	2,011,838	13	104
RSUs	497,766	1,483,868	33	47
DSUs	23,721	392,550	2	12
SARs/TSARs	‐	228,172	4	21
			63	198

Nutrien Annual Report 2022   |   104

In millions of US dollars unless otherwise noted

  NOTE 6    OTHER EXPENSES (INCOME)

	2022	2021
Integration and restructuring related costs	46	43
Foreign exchange loss, net of related derivatives	31	42
Earnings of equity-accounted investees	(247)	(89)
Bad debt expense	12	26
COVID-19 related expenses	8	45
Gain on disposal of investment	(19)	‐
Project feasibility costs	79	50
Customer prepayment costs	42	45
Legal expenses	21	6
Consulting expenses	29	4
Employee special recognition award	61	‐
Cloud computing transition adjustment	‐	36
Other expenses	141	104
	204	312

In 2021, the IFRS Interpretations Committee published a final agenda decision that clarified how to recognize certain configuration and customization expenditures related to cloud computing with retrospective application. Costs that do not meet the capitalization criteria should be expensed as incurred. In 2021, we changed our accounting policy to align with the interpretation and previously capitalized costs that no longer qualified for capitalization were expensed as a transition adjustment since they were not material.

  NOTE 7    FINANCE COSTS

	2022	2021
Interest expense
Short-term debt	153	44
Long-term debt	333	415
Lease liabilities	35	33
Total interest expense	521	492
Loss on early extinguishment of debt	‐	142
Unwinding of discount on asset retirement obligations (Note 22)	29	(9)
Interest on net defined benefit pension and other post-retirement plan obligations (Note 21)	8	9
Borrowing costs capitalized to property, plant and equipment	(37)	(29)
Interest income	(25)	(8)
Other finance costs	67	16
	563	613

Borrowing costs capitalized to property, plant and equipment in 2022 were calculated by applying an average capitalization rate of 4.1 percent (2021 – 4.1 percent) to expenditures on qualifying assets.

Nutrien Annual Report 2022   |   105

In millions of US dollars unless otherwise noted

  NOTE 8    INCOME TAXES

	2022	2021
Current income tax
Tax expense for current year	2,314	1,033
Adjustments in respect of prior years	63	(13)
Total current income tax expense	2,377	1,020
Deferred income tax
Origination and reversal of temporary differences	215	(30)
Adjustments in respect of prior years	(41)	6
Change in recognition of tax losses and deductible temporary differences	8	(6)
Impact of tax rate changes	‐	(1)
Total deferred income tax expense (recovery)	182	(31)
Income tax expense included in net earnings	2,559	989

We operate in a specialized industry and in several tax jurisdictions; as a result, our earnings are subject to various rates of taxation.

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before income taxes as follows:

	2022	2021
Earnings before income taxes
Canada	5,707	1,884
United States	3,447	1,319
Trinidad	487	256
Australia	263	204
Other	342	505
	10,246	4,168
Canadian federal and provincial statutory income tax rate (%)	27	27
Income tax at statutory rates	2,766	1,125
Adjusted for the effect of:
Impact of foreign tax rates	(132)	(98)
Non-taxable income	(98)	(18)
Production-related deductions	(51)	(24)
Withholding taxes	18	3
Non-deductible expenses	17	12
Other	39	(11)
Income tax expense included in net earnings	2,559	989

Nutrien Annual Report 2022   |   106

In millions of US dollars unless otherwise noted

Deferred Income Taxes

			Deferred Income Tax (Recovery)
	Deferred Income Tax (Assets)		Expense Recognized
	Liabilities		in Net Earnings
	2022	2021	2022	2021
Deferred income tax assets
Tax loss and other carryforwards	(396)	(297)	(93)	75
Asset retirement obligations and accrued environmental costs	(319)	(354)	35	21
Lease liabilities	(298)	(151)	(151)	47
Inventories	(155)	(126)	(30)	(90)
Pension and other post-retirement benefit liabilities	(151)	(178)	(1)	(45)
Long-term debt	(117)	(140)	21	(39)
Payables and accrued charges	(98)	(14)	(84)	(14)
Receivables	(48)	(44)	(4)	6
Other assets	(1)	(1)	‐	11
Deferred income tax liabilities
Property, plant and equipment	4,305	3,765	545	132
Goodwill and intangible assets	347	404	(53)	(64)
Payables and accrued charges	‐	‐	‐	(72)
Other liabilities	30	39	(3)	1
	3,099	2,903	182	(31)

Reconciliation of net deferred income tax liabilities:

	2022	2021
Balance – beginning of year	2,903	2,907
Income tax expense (recovery) recognized in net earnings	182	(31)
Income tax charge recognized in other comprehensive income ("OCI")	7	30
Other	7	(3)
Balance – end of year	3,099	2,903

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2022, were:

	Amount	Expiry Date
Unused federal operating losses	1,508	2026 – Indefinite
Unused federal capital losses	562	Indefinite

The unused tax losses and credits with no expiry dates can be carried forward indefinitely.

As at December 31, 2022, we had $ 778 of federal tax losses for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

We did not recognize deferred tax liabilities related to temporary differences associated with investments in subsidiaries and equity-accounted investees amounting to $ 13,060 as at December 31, 2022 (2021 – $ 10,241 ).

Nutrien Annual Report 2022   |   107

In millions of US dollars unless otherwise noted

  NOTE 9    NET EARNINGS PER SHARE

	2022	2021
Weighted average number of common shares	538,475,000	569,664,000
Dilutive effect of stock options	1,535,000	1,625,000
Weighted average number of diluted common shares	540,010,000	571,289,000

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2022	2021
Number of options excluded	567,409	2,393,822
Performance option plan years fully excluded [1]	2012 – 2014	2012 – 2015
Stock option plan years fully excluded	2022	2021
1 Previously granted under a legacy long-term incentive plan.

  NOTE 10    FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

Our ELT, along with the Board of Directors (including Board of Directors committees), is responsible for monitoring our risk exposures and managing our policies to address these risks. Our strategic and risk management processes are integrated to ensure we understand the benefit from the relationship between strategy, risk and value creation. Outlined below are our risk management strategies we have developed to mitigate the financial market risks that we are exposed to.

Credit Risks	Risk Management Strategies
Receivables from customers
  establish credit approval policies and procedures for new and existing customers extend credit to qualified customers through
  review of credit agency reports, financial statements and/or credit references, as available review of existing customer accounts every 12 to 24 months based on the credit limit amounts evaluation of customer and country risk for international customers establish credit period:
          15 and 30 days for wholesale fertilizer customers
          30 days for industrial and feed customers
          30 to 360 days for Retail customers, including Nutrien Financial up to 180 days for select export sales customers, including Canpotex transact on a cash basis with certain customers who may not meet specified benchmark creditworthiness or cannot provide other evidence of ability to pay execute agency arrangements with financial institutions or other partners with which we have only a limited recourse involvement sell receivables to financial institutions which substantially transfer the risks and rewards set eligibility requirements for Nutrien Financial to limit the risk of the receivables may require security over certain crop or livestock inventories set up provision using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are grouped based on days past due and/or customer credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical experience of losses incurred. Receivables are considered to be in default and are written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

Cash and cash equivalents and other receivables	require acceptable minimum counterparty credit ratings limit counterparty or credit exposure select counterparties with investment-grade quality

Nutrien Annual Report 2022   |   108

In millions of US dollars unless otherwise noted

Aging of receivables (%) as at December 31:

	2022			2021
	Retail (Nutrien Financial)	Retail (Excluding Nutrien Financial)	Potash, Nitrogen and Phosphate	Retail (Nutrien Financial)	[1]	Retail (Excluding Nutrien Financial)	Potash, Nitrogen and Phosphate
Current	83	84	97	82		82	96
30 days or less past due	10	9	3	10		12	4
31 – 90 days past due	3	4	‐	4		3	‐
Greater than 90 days past due	4	3	‐	4		3	‐
	100	100	100	100		100	100

1   Certain immaterial 2021 figures have been reclassified.

Maximum exposure to credit risk as at December 31:

	2022	2021
Cash and cash equivalents	901	499
Receivables (excluding income tax receivable)	6,050	5,143
	6,951	5,642

Liquidity Risk	Risk Management Strategies
Access to cash
  establish an external borrowing policy to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner maintain an optimal capital structure
  maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets maintain sufficient short-term credit availability
  uphold long-term relationships with a sufficient number of high-quality and diverse lenders

Refer to Note 17 for our available credit facilities.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

	Carrying Amount	Contractual
	of Liability as at	Cash	Within	1 to 3	3 to 5	Over 5
2022	December 31	Flows	1 Year	Years	Years	Years
Short-term debt [1]	2,142	2,142	2,142	‐	‐	‐
Payables and accrued charges [2]	9,683	9,683	9,683	‐	‐	‐
Long-term debt, including current portion [1]	8,582	13,420	932	2,292	1,249	8,947
Lease liabilities, including current portion [1]	1,204	1,374	337	427	199	411
Derivatives	35	35	35	‐	‐	‐
	21,646	26,654	13,129	2,719	1,448	9,358

1   Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on debt with variable rates are based on the prevailing rates as at December 31, 2022.

2   Excludes non-financial liabilities and includes payables of approximately $ 1.9 billion related to our prepaid inventory to secure product discounts. We consider these payables to be part of our working capital. For these payables, we participated in arrangements where the vendors sold their right to receive payment to financial institutions without extending the original payment terms. These payables were paid in January 2023.

Nutrien Annual Report 2022   |   109

In millions of US dollars unless otherwise noted

Foreign Exchange Risk	Risk Management Strategy
Foreign currency denominated accounts
  execute foreign currency derivative contracts within certain prescribed limits for both forecast operating and capital expenditures to manage the earnings impact, including those related to our equity-accounted investees, that could occur from a reasonably possible strengthening or weakening of the US dollar

The fair value of our net foreign exchange currency derivative (liabilities) assets at December 31, 2022 was $ (18) (2021 – $ 1 ). The following table presents the significant foreign currency derivatives that existed at December 31:

	2022			2021
			Average			Average
			contract			contract
Sell/buy	Notional	Maturities	rate	Notional	Maturities	rate
Derivatives not designated as hedges
Forwards
USD/Canadian dollars ("CAD")	473	2023	1.3584	522	2022	1.2799
USD/Australian dollars ("AUD")	13	2023	1.5929	19	2022	1.3841
AUD/USD	133	2023	1.5010	113	2022	1.3860
Brazilian real/USD	374	2023	5.6892	135	2022	5.4519
Options
USD/CAD – buy USD puts	‐	‐	‐	20	2022	1.2500
USD/CAD – sell USD calls	‐	‐	‐	20	2022	1.2600
AUD/USD – buy USD calls	‐	‐	‐	71	2022	1.4060
AUD/USD – sell USD puts	‐	‐	‐	72	2022	1.3797
Derivatives designated as hedges
Forwards
USD/CAD	487	2023	1.3255	343	2022	1.2547

Market Risks	Type	Risk Management Strategies
Interest rate	Short-term and long-term debt
  use a portfolio of fixed and floating rate instruments
  align current and long-term assets with demand and fixed-term debt monitor the effects of market changes in interest rates
  use interest rate swaps, if desired
We do not believe we have material exposure to interest or price risk on our financial instruments as at December 31, 2022 and 2021.
Price	Natural gas derivative instruments
  diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis

Price	Investment at fair value	ensure the security of principal amounts invested provide for an adequate degree of liquidity achieve a satisfactory return

Nutrien Annual Report 2022   |   110

In millions of US dollars unless otherwise noted

Fair Value

Financial instruments included in the consolidated balan ce sheets are measured either at fair value or amortized cost. The following tables explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares as at the balance sheet date
Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date
Foreign exchange forward contracts, swaps and options, and natural gas swaps not traded in an active market

Based on a discounted cash flow model.   Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial Instruments at Amortized Cost	Fair Value Method
Receivables, short-term debt, and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)
Other long-term debt instruments	Carrying amount

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure:

	2022				2021
	Carrying				Carrying
Financial assets (liabilities) measured at	Amount	Level 1	Level 2	Level 3	Amount	Level 1	Level 2	Level 3
Fair value on a recurring basis [1]
Cash and cash equivalents	901	‐	901	‐	499	‐	499	‐
Derivative instrument assets	7	‐	7	‐	19	‐	19	‐
Other current financial assets – marketable securities [2]	148	19	129	‐	134	19	115	‐
Investments at fair value through other comprehensive income ("FVTOCI") (Note 15)	200	190	‐	10	244	234	‐	10
Derivative instrument liabilities	(35)	‐	(35)	‐	(20)	‐	(20)	‐
Amortized cost
Current portion of long-term debt
Notes and debentures	(500)	(493)	‐	‐	(500)	(506)	‐	‐
Fixed and floating rate debt	(42)	‐	(42)	‐	(45)	‐	(45)	‐
Long-term debt
Notes and debentures	(7,910)	(3,581)	(3,656)	‐	(7,424)	(4,021)	(4,709)	‐
Fixed and floating rate debt	(130)	‐	(130)	‐	(97)	‐	(97)	‐

1   During 2022 and 2021, there were no transfers between levels for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

2   Marketable securities consist of equity and fixed income securities.

Nutrien Annual Report 2022   |   111

In millions of US dollars unless otherwise noted

  NOTE 11    RECEIVABLES

	Segment	2022	2021
Receivables from customers
Third parties	Retail (Nutrien Financial) [1]	2,705	2,178
	Retail	1,293	977
	Potash, Nitrogen, Phosphate	827	804
Related party – Canpotex	Potash (Note 28)	866	828
Less allowance for expected credit losses of receivables from customers		(95)	(82)
		5,596	4,705
Rebates		172	222
Income taxes (Note 8)		144	223
Other receivables		282	216
		6,194	5,366

1   Includes $ 2,260 of very low risk of default and $ 445 of low risk of default (2021 – $ 1,792 of very low risk of default and $ 386 of low risk of default).

Qualifying receivables from customers financed by Nutrien Financial represents high-quality receivables from customers that have been rated very low to low risk of default among Retail’s receivables from customers.

Customer credit with a financial institution of $ 445 at December 31, 2022, related to our agency agreement, is not recognized in our consolidated balance sheets. Through the agency agreement, we only have a limited recourse involvement to the extent of an indemnification of the financial institution to a maximum of 5 percent (2021 – 5 percent) of the qualified customer loans. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

  NOTE 12    INVENTORIES

	2022	2021
Product purchased for resale	5,885	4,889
Finished products	612	410
Intermediate products	184	206
Raw materials	425	337
Materials and supplies	526	486
	7,632	6,328

By Segment	2022	2021
Retail	6,035	5,018
Potash	398	312
Nitrogen	706	553
Phosphate	493	445
	7,632	6,328

Inventories expensed to cost of goods sold during the year were $ 21,371 (2021 – $ 17,243 ).

Nutrien Annual Report 2022   |   112

In millions of US dollars unless otherwise noted

Nutrien Annual Report 2022   |

In millions of US dollars unless otherwise noted

NOTE 13    PROPERTY, PLANT AND EQUIPMENT

			Machinery	Mine
	Land and	Buildings and	and	Development	Assets Under
Improvements		Improvements	Equipment	Costs	Construction	Total
Useful life range (years)	1 – 85	1 – 70	1 – 80	1 – 60	n/a
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016
Acquisitions (Note 25)	12	40	23	‐	65	140
Additions	17	9	25	‐	2,202	2,253
Additions – Right-of-use ("ROU") assets	‐	51	230	‐	‐	281
Disposals	(9)	(13)	(24)	‐	‐	(46)
Transfers	35	163	1,281	170	(1,649)	‐
Foreign currency translation and other	5	2	55	30	(90)	2
Depreciation	(35)	(185)	(1,006)	(94)	‐	(1,320)
Depreciation – ROU assets	(2)	(58)	(279)	‐	‐	(339)
Reversal of impairment	105	26	491	149	9	780
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767
Balance – December 31, 2022 is composed of:
Cost	1,605	8,795	22,023	2,699	2,101	37,223
Accumulated depreciation and
impairments	(404)	(2,455)	(11,006)	(1,591)	‐	(15,456)
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767
Balance – December 31, 2022 is composed of:
Owned property, plant and equipment	1,173	5,956	10,267	1,108	2,101	20,605
ROU assets	28	384	750	‐	‐	1,162
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767
Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660
Acquisitions (Note 25)	2	3	5	‐	‐	10
Additions	7	18	97	‐	1,646	1,768
Additions – ROU assets	‐	140	238	‐	‐	378
Disposals	(29)	(21)	(35)	‐	(1)	(86)
Transfers	38	142	874	145	(1,199)	‐
Foreign currency translation and other	2	(34)	(41)	55	(83)	(101)
Depreciation	(35)	(191)	(991)	(70)	‐	(1,287)
Depreciation – ROU assets	(2)	(57)	(248)	‐	‐	(307)
Impairment	‐	‐	(14)	‐	(5)	(19)
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016
Balance – December 31, 2021 is composed of:
Cost	1,547	8,584	20,627	2,496	1,564	34,818
Accumulated depreciation and
impairments	(474)	(2,279)	(10,406)	(1,643)	‐	(14,802)
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016
Balance – December 31, 2021 is composed of:
Owned property, plant and equipment	1,044	5,930	9,517	853	1,564	18,908
ROU assets	29	375	704	‐	‐	1,108
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016

Nutrien Annual Report 2022   |   113

In millions of US dollars unless otherwise noted

Depreciation of property, plant and equipment was included in the following:

	2022	2021
Freight, transportation and distribution	148	133
Cost of goods sold	1,024	1,052
Selling expenses	424	416
General and administrative expenses	42	36
Depreciation recorded in earnings	1,638	1,637
Depreciation recorded in inventory	151	112

Impairment Reversals

In 2022, we revised our pricing forecasts to reflect the current macroeconomic environment, which triggered an impairment review at our Phosphate cash-generating units (“CGUs”), Aurora and White Springs. In 2020, we recorded a total impairment of assets relating to property plant and equipment at Aurora of $ 545 . In 2017 and 2020, we recorded total impairment of assets at White Springs relating to property, plant and equipment of $ 250 and $ 215 , respectively.

Due to increases in our forecasts, the recoverable amounts of both CGUs were above their carrying amounts. As a result, we fully reversed the previously recorded impairments, net of depreciation that would have been incurred had no impairment been recognized, in the statement of earnings relating to property, plant and equipment .

Cash-generating units	Aurora	White Springs
Segment	Phosphate
Impairment reversal indicator	Higher forecasted global prices
Impairment reversal date	June 30, 2022	September 30, 2022
Valuation methodology	Fair value less costs of disposal ("FVLCD"), a Level 3 measurement	Value in use ("VIU")
Valuation technique	Five-year DCF [1]	DCF [2]
Recoverable amount	2,900	770
Carrying amount	1,200	425
Pre-tax impairment reversal (net of depreciation)	450	330
1 Five-year discounted cash flow plus a terminal year to end of mine life.
2 Discounted cash flow to end of mine life.

The recoverable amount estimate is most sensitive to the following key assumptions: our internal sales and input price forecasts, which consider projections from independent third-party data sources, discount rate and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, and mineral reserve technical reports, as well as industry and market trends.

Cash-generating units	Aurora	White Springs
Key assumptions [1]
End of mine life (proven and probable reserves) (year)	2050	2030
Long-term growth rate (%)	2.0	n/a
Pre-tax discount rate (%)	n/a	15.2	[2]
Post-tax discount rate (%)	10.4	12.0	[2]
Forecasted EBITDA [3]	3,090	980

1   At impairment reversal date.

2   Discount rate used in the previous measurement was 12.0% (pre-tax – 15.2%).

3   First five years of the forecast period.

Nutrien Annual Report 2022   |   114

In millions of US dollars unless otherwise noted

  NOTE 14    GOODWILL AND INTANGIBLE ASSETS

		Intangible Assets
		Customer		Trade
	Goodwill	Relationships [2]	Technology	Names	Other	Total
Useful life range (years)	n/a	3 – 15	2 – 20	1 – 20 ³	1 – 30
Carrying amount – December 31, 2021	12,220	1,350	595	80	315	2,340
Acquisitions (Note 25)	200	59	‐	22	23	104
Additions – internally developed	‐	‐	216	‐	6	222
Foreign currency translation and other	(52)	(13)	14	1	(1)	1
Disposals	‐	(1)	(1)	‐	‐	(2)
Amortization [1]	‐	(166)	(122)	(8)	(72)	(368)
Carrying amount – December 31, 2022	12,368	1,229	702	95	271	2,297
Balance – December 31, 2022 is composed of:
Cost	12,375	2,001	1,028	150	649	3,828
Accumulated amortization and impairment	(7)	(772)	(326)	(55)	(378)	(1,531)
Carrying amount – December 31, 2022	12,368	1,229	702	95	271	2,297
Carrying amount – December 31, 2020	12,198	1,515	437	75	361	2,388
Acquisitions (Note 25)	77	16	‐	‐	‐	16
Additions – internally developed	‐	‐	118	19	9	146
Foreign currency translation and other	(49)	(15)	143	(3)	13	138
Disposals	(6)	‐	‐	‐	‐	‐
Cloud computing transition adjustment (Note 6)	‐	‐	(34)	‐	‐	(34)
Amortization [1]	‐	(166)	(69)	(11)	(68)	(314)
Carrying amount – December 31, 2021	12,220	1,350	595	80	315	2,340
Balance – December 31, 2021 is composed of:
Cost	12,227	1,961	808	127	619	3,515
Accumulated amortization and impairment	(7)	(611)	(213)	(47)	(304)	(1,175)
Carrying amount – December 31, 2021	12,220	1,350	595	80	315	2,340

1   Amortization of $ 302 was included in selling expenses during the year ended December 31, 2022 (2021 – $ 260 ).

2   The average remaining amortization period of customer relationships as at December 31, 2022, was approximately 4 years.

3   Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

Goodwill Impairment Testing

Goodwill by cash-generating unit or group of cash-generating units	2022	2021
Retail – North America	6,898	6,898
Retail – International	927	779
Potash	154	154
Nitrogen	4,389	4,389
	12,368	12,220

We performed our annual impairment test on goodwill and did not identify any impairment.

In 2022, North American central banks increased their benchmark borrowing rates, which are a component of our discount rate for impairment testing. As a result of these increases, we revised our discount rates throughout 2022, which triggered impairment testing for our Retail – North America group of CGUs as at June 30, 2022 and September 30, 2022. No impairment was recognized during these interim testing periods.

Goodwill is more susceptible to impairment risk if there is an increase in the discount rate, or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. As at September 30, 2022, the Retail – North America group of CGUs carrying amount approximated its recoverable amount. A 25 basis point increase in the discount rate would have resulted in an impairment of the carrying amount of goodwill of approximately $ 500 . A decrease in forecasted EBITDA and cash flows or a reduction in the terminal growth rate could result in impairment in the future.

Nutrien Annual Report 2022   |   115

In millions of US dollars unless otherwise noted

	As at	As at
Retail – North America – Key Assumptions	September 30, 2022	June 30, 2022
Terminal growth rate (%)	2.5	2.5
Forecasted EBITDA over forecast period (billions)	7.6	7.5
Discount rate (%)	8.5	8.0

In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply, including considerations related to climate-change initiatives. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement . We use our market capitalization and comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market trends.

The remaining CGUs were tested as part of our annual impairment test and the following table indicates the key assumptions used:

	Terminal Growth Rate (%)						Discount Rate (%)
	2022			2021			2022			2021
Retail – International [1]	2.0	–	6.0	2.0	–	6.2	8.9	–	16.0	8.0	–	15.5
Potash			2.5			2.5			8.3			7.7
Nitrogen			2.0			2.0			9.3			7.8

1 The discount rates reflect the country risk premium and size for our international groups of CGUs.

  NOTE 15    INVESTMENTS

		Principal Place	Proportion of Ownership Interest
		of Business and	and Voting Rights Held (%)		Carrying Amount
Name	Principal Activity	Incorporation	2022	2021	2022	2021
Equity-accounted investees
Profertil	Nitrogen producer	Argentina	50	50	453	277
Canpotex	Marketing and logistics of potash	Canada	50	50	‐	‐
Other associates and joint ventures					190	182
Total equity-accounted investees					643	459
Investments at FVTOCI
Sinofert	Fertilizer supplier and distributor	China/Bermuda	22	22	190	234
Other					10	10
Total investments at FVTOCI					200	244
Total investments					843	703

We continuously assess our ability to exercise significant influence or joint control over our investments. Our 22 percent ownership in Sinofert does not constitute significant influence as we do not have any representation on the board of directors of Sinofert. We elected to account for our investment in Sinofert as FVTOCI as it is held for strategic purposes.

Future conditions related to Profertil may be affected by political, economic and social instability. We are exposed to foreign exchange risk related to fluctuations in the Argentine peso against the US dollar and currency controls, which may restrict our ability to obtain dividends from Profertil.

Nutrien Annual Report 2022   |   116

In millions of US dollars unless otherwise noted

  NOTE 16    OTHER ASSETS

	2022	2021
Deferred income tax assets (Note 8)	448	262
Ammonia catalysts – net of accumulated amortization of $94 (2021 – $85)	104	88
Long-term income tax receivable (Note 8)	54	166
Accrued pension benefit assets (Note 21)	157	170
Other	206	143
	969	829

NOTE 17    SHORT-TERM DEBT

	Rate of Interest (%)			2022	2021
Credit facilities
Unsecured revolving term credit facility			5.3	500	‐
Other unsecured credit facilities
South America	1.3	–	76.0	453	74
Australia			3.9	190	211
Other			2.1	9	28
Commercial paper [1]	4.8	–	5.2	783	1,170
Other short-term debt				207	77
				2,142	1,560

1   We use our $ 4,500   commercial paper program for our short-term cash requirements. The amount available under the commercial paper program is limited to the availability of backup funds under the $ 4,500 unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Our credit facilities are renegotiated periodically. Our total credit facility limits as at December 31 were:

Credit facilities	2022	2021
Unsecured revolving term facility [1]	4,500	4,500
Unsecured revolving term facility [2]	2,000	‐
Uncommitted revolving demand facility	1,000	500
Other credit facilities [3]	1,180	720

1   In 2022, we extended the maturity date from June 4, 2026 to September 14, 2027, subject to extension at the request of Nutrien provided that the resulting maturity date may not exceed five years from the date of request.

2   In 2022, we entered into a new $ 2,000 unsecured revolving term credit facility, with the same principal covenants and events of default as our existing $ 4,500 unsecured revolving term credit facility.

3 Total facility limit amounts include some facilities with maturities in excess of one year.

Principal covenants and events of default under the unsecured revolving term credit facilities include a debt to capital ratio (refer to Note 24) and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2022.

In 2022, to help temporarily manage normal seasonal working capital swings, we entered into non-revolving term credit facilities with an aggregate principal amount of $ 2,000 , which had the same principal covenants and events of default as our existing revolving term credit facilities. The $ 2,000 non-revolving term credit facilities were fully repaid and subsequently terminated after the new $ 2,000 unsecured revolving term credit facility was entered into, as described above.

Nutrien Annual Report 2022   |   117

In millions of US dollars unless otherwise noted

  NOTE 18    LONG-TERM DEBT

	Rate of Interest (%)	Maturity	2022	2021
Notes [1]
	3.150	October 1, 2022	‐	500
	1.900	May 13, 2023	500	500
	5.900	November 7, 2024	500	‐
	3.000	April 1, 2025	500	500
	5.950	November 7, 2025	500	‐
	4.000	December 15, 2026	500	500
	4.200	April 1, 2029	750	750
	2.950	May 13, 2030	500	500
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	212	212
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	401	401
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	489	489
	5.000	April 1, 2049	750	750
	3.950	May 13, 2050	500	500
Debentures [1]	7.800	February 1, 2027	120	120
Other credit facilities [2]	Various	Various	165	141
Other long-term debt	n/a	Various	7	‐
			8,344	7,813
Add net unamortized fair value adjustments			310	325
Less net unamortized debt issue costs			(72)	(72)
			8,582	8,066
Less current maturities			(542)	(545)
			8,040	7,521

1   Each series of notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

2   Other credit facilities are unsecured and consist of South America facilities with debt of $ 162 (2021 – $ 137 ) and interest rates ranging from 1.9 percent to 17.4 percent and other facilities with debt of $ 3 (2021 – $ 4 ) and an interest rate of 4.0 percent.

We are subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. As calculated in Note 24, we were in compliance with these covenants as at December 31, 2022.

Nutrien Annual Report 2022   |   118

In millions of US dollars unless otherwise noted

The following is a summary of changes in liabilities arising from financing activities:

	Short-Term	Long-Term	Lease
	Debt	Debt	Liabilities	Total
Balance – December 31, 2021	1,560	8,066	1,220	10,846
Cash flows (cash inflows and outflows presented on a net basis)	529	475	(341)	663
Additions and other adjustments to ROU assets	‐	‐	334	334
Foreign currency translation and other non-cash changes	53	41	(9)	85
Balance – December 31, 2022	2,142	8,582	1,204	11,928
Balance – December 31, 2020	159	10,061	1,140	11,360
Cash flows (cash inflows and outflows presented on a net basis)	1,344	(2,133)	(320)	(1,109)
Loss on early extinguishment of debt	‐	142	‐	142
Additions and other adjustments to ROU assets	‐	‐	408	408
Foreign currency translation and other non-cash changes	57	(4)	(8)	45
Balance – December 31, 2021	1,560	8,066	1,220	10,846

  NOTE 19   LEASE LIABILITIES

	Average Rate of Interest (%)	2022	2021
Lease liabilities – non-current	3.3	899	934
Current portion of lease liabilities	3.0	305	286
Total		1,204	1,220

  NOTE 20    PAYABLES AND ACCRUED CHARGES

	2022	2021
Trade and other payables	5,797	5,179
Customer prepayments	2,298	2,083
Dividends	244	257
Accrued compensation	681	669
Current portion of asset retirement obligations and accrued environmental costs (Note 22)	234	170
Accrued interest	102	80
Current portion of share-based compensation (Note 5)	142	185
Current portion of derivatives	35	20
Income taxes (Note 8)	899	606
Provincial mining taxes	114	53
Other taxes	59	50
Current portion of pension and other post-retirement benefits (Note 21)	15	16
Other accrued charges and others	671	684
	11,291	10,052

Nutrien Annual Report 2022   |   119

In millions of US dollars unless otherwise noted

  NOTE 21    PENSION AND OTHER POST-RETIREMENT BENEFITS

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, dental and life   insurance, referred to as other defined benefit plans. Substantially all   our employees participate in at least one of   these plans.

Description of Defined Benefit Pension Plans

	Plan Type	Contributions
United States
  non-contributory,
  guaranteed annual pension payments for life,
  benefits generally depend on years of service and compensation level in   the final years leading up to age 65,
  benefits available starting at age 55 at a reduced rate, and plans provide for maximum pensionable salary and maximum annual benefit limits.
made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 and associated Internal Revenue Service regulations and procedures.
Canada		made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	non-contributory, unfunded, and supplementary pension benefits.	provided for by charges to earnings sufficient to meet the projected benefit obligations, and payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through an employee benefits or management committee in each country, which is composed of our employees. The employee benefits or management committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. The current   investment policy for each country’s plans generally does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of Other Post-Retirement Plans

We provide health care plans for certain eligible retired   employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include

  coordination with government-provided medical insurance in each   country;
  certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;
  for certain plans, maximum lifetime benefits;
  at retirement, the employee’s spouse and certain dependent children may be   eligible for coverage;
  benefits are self-insured and are administered through third-party providers; and
  generally, retirees contribute towards annual cost of the plans.

We provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

Nutrien Annual Report 2022   |   120

In millions of US dollars unless otherwise noted

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk and salary risk.

Investment risk

A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ a total return on investment approach whereby a diversified mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk; and
  risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition.

Other assets such as private equity and hedge funds are not used at this time. Our policy is not to invest in commodities, precious metals, mineral rights, bullions or collectibles. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Interest rate risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan’s debt investments.

Financial Information

	2022			2021
		Plan			Plan
	Obligation	Assets	Net	Obligation	Assets	Net
Balance – beginning of year	(1,996)	1,731	(265)	(2,066)	1,706	(360)
Components of defined benefit expense recognized in earnings
Current service cost for benefits earned during the year	(27)	‐	(27)	(36)	‐	(36)
Interest (expense) income	(60)	52	(8)	(57)	48	(9)
Past service cost, including curtailment gains and settlements	24	(39)	(15)	(2)	‐	(2)
Foreign exchange rate changes and other	28	(21)	7	(7)	(1)	(8)
Subtotal of components of defined benefit (recovery) expense recognized in earnings	(35)	(8)	(43)	(102)	47	(55)
Remeasurements of the net defined benefit liability recognized in OCI during the year
Actuarial gain arising from:
Changes in financial assumptions	423	‐	423	83	‐	83
Changes in demographic assumptions	21	‐	21	9	‐	9
(Loss) gain on plan assets (excluding amounts included in net interest)	‐	(337)	(337)	‐	33	33
Subtotal of remeasurements [2]	444	(337)	107	92	33	125
Cash flows
Contributions by plan participants	(6)	6	‐	(6)	6	‐
Employer contributions	‐	24	24	‐	25	25
Benefits paid	86	(86)	‐	86	(86)	‐
Subtotal of cash flows	80	(56)	24	80	(55)	25
Balance – end of year [1]	(1,507)	1,330	(177)	(1,996)	1,731	(265)
Balance is composed of:
Non-current assets
Other assets (Note 16)			157			170
Current liabilities
Payables and accrued charges (Note 20)			(15)			(16)
Non-current liabilities
Pension and other post-retirement benefit liabilities			(319)			(419)

1   Obligations arising from funded and unfunded pension plans are $ 1,255 and $ 252 (2021 – $ 1,659 and $ 337 ), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.

2   Certain immaterial figures have been reclassified in 2021.

Nutrien Annual Report 2022   |   121

In millions of US dollars unless otherwise noted

Plan Assets

As at December 31, the fair value of plan assets of our defined benefit pension plans, by asset category, were as follows:

	2022			2021
	Quoted Prices			Quoted Prices
	in Active			in Active
	Markets for			Markets for
	Identical Assets	Other [1]	Total	Identical Assets	Other [1]	Total
Cash and cash equivalents	93	4	97	11	7	18
Equity securities and equity funds
US	8	107	115	22	257	279
International	‐	14	14	‐	28	28
Debt securities [2]	‐	841	841	‐	1,020	1,020
Other	‐	263	263	‐	386	386
Total pension plan assets	101	1,229	1,330	33	1,698	1,731

1 Approximately 100 percent (2021 – 100 percent) of the Other plan assets are held in funds whose fair values are estimated using their net asset value per share. For the majority of these funds, the redemption frequency is immediate. The Plan Committee manages the asset allocation based upon our current liquidity and income needs.

2   Debt securities included US securities of 77 percent (2021 – 71 percent) and International securities of 22 percent (2021 – 28 percent) and Mortgage Backed Securities of 1 percent (2021 – 1 percent).

We use letters of credit or surety bonds to secure certain Canadian unfunded defined benefit plan liabilities as at December 31, 2022.

We expect to contribute approximately $ 128 to all pension and post-retirement plans in 2023. Total contributions recognized as expense under all defined contribution plans for 2022 was $ 128 (2021 – $ 111 ).

We used the following significant assumptions to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31. These assumptions are determined by management and are reviewed annually by our independent actuaries.

	Pension		Other
	2022	2021			2022			2021
Assumptions used to determine the benefit obligations [1] :
Discount rate (%)	5.01	3.09			4.86			2.97
Rate of increase in compensation levels (%)	4.29	4.27			n/a			n/a
Medical cost trend rate – assumed (%) [2]	n/a	n/a	4.50	–	7.00	4.50	–	6.50
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a			2033			2030
Mortality assumptions (years) [3]
Life expectancy at 65 for a male member currently at age 65	20.6	20.7			20.5			20.6
Life expectancy at 65 for a female member currently at age 65	22.9	22.9			23.2			23.2
Average duration of the defined benefit obligations (years) [4]	12.7	15.3			12.8			14.9

1   The current year’s expense is determined using the assumptions that existed at the end of the previous year.

2   We assumed a graded medical cost trend rate starting at 7.00 percent in 2022, moving to 4.50 percent by 2033 (2021– starting at 6.50 percent, moving to 4.50 percent by 2030).

3   Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

4   Weighted average length of the underlying cash flows.

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

		2022		2021
			Expense in		Expense in
		Benefit	Earnings Before	Benefit	Earnings Before
	Change in Assumption	Obligations	Income Taxes	Obligations	Income Taxes
As reported		1,507	43	1,996	55
Discount rate	1.0 percentage point decrease	210	20	330	20
	1.0 percentage point increase	(170)	(20)	(260)	(20)

Nutrien Annual Report 2022   |   122

In millions of US dollars unless otherwise noted

  NOTE 22    ASSET RETIREMENT OBLIGATIONS AND ACCRUED ENVIRONMENTAL COSTS

	Cash Flow	Discounted	Discount Rate
December 31, 2022	Payments (years) [1]	Cash Flows [2,3]	+0.5%	-0.5%
Asset retirement obligations			(60)	80
Retail	1 – 30	21
Potash	29 – 462	102
Phosphate	1 – 78	518
Corporate and others [4,5]	1 – 484	546
Accrued environmental costs			(5)	5
Retail	1 – 30	75
Corporate and others	1 – 20	375
Total		1,637

1   Time frame in which payments are expected to principally occur from December 31, 2022. Adjustments to the years can result from changes to the mine life and/or changes in the rate of tailings volumes.

2   Risk-free discount rates used to discount cash flows reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation. Risk-free rates range from 3.0 percent to 5.5 percent.

3   Total undiscounted cash flows are $ 4.0 billion. For the Potash segment, this represents total undiscounted cash flows in the first year of decommissioning. This excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post-reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 125 to 433 years.

4   For nitrogen sites, we have not recorded any asset retirement obligations as no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives of our facilities indefinitely.

5   Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 17 years.

	Asset	Accrued
	Retirement	Environmental
	Obligations	Costs	Total
Balance – December 31, 2021	1,231	505	1,736
Disposals	‐	(7)	(7)
Change in estimates	36	2	38
Settlements	(81)	(41)	(122)
Accretion	27	2	29
Foreign currency translation and other	(26)	(11)	(37)
Balance – December 31, 2022	1,187	450	1,637
Balance – December 31, 2022 is composed of:
Current liabilities
Payables and accrued charges (Note 20)	165	69	234
Non-current liabilities
Asset retirement obligations and accrued environmental costs	1,022	381	1,403

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, and closure and post-closure obligations through our subsidiaries, PCS Phosphate Company, Inc. in White Springs, Florida, and PCS Nitrogen Inc. in Geismar, Louisiana, pursuant to the financial assurance regulatory requirements in those states. As at December 31, 2022, we had $ 391 in surety bonds and letters of credit outstanding relating to these financial assurance obligations. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

Nutrien Annual Report 2022   |   123

In millions of US dollars unless otherwise noted

  NOTE 23    SHARE CAPITAL

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Issued

	Number of Common Shares	Share Capital
Balance – December 31, 2021	557,492,516	15,457
Issued under option plans and share-settled plans	3,066,148	202
Repurchased	(53,312,559)	(1,487)
Balance – December 31, 2022	507,246,105	14,172

Share Repurchase Programs

			Maximum	Maximum	Number of
	Commencement		Shares for	Shares for	Shares
	Date	Expiry	Repurchase	Repurchase (%)	Repurchased
2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100
2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395
2022 Normal Course Issuer Bid [1]	March 1, 2022	February 7, 2023	55,111,110	10	47,108,318
2023 Normal Course Issuer Bid [2]	March 1, 2023	February 29, 2024	24,962,194	5	‐

1   The original expiry date was February 28, 2023, but we acquired the maximum aggregate number of common shares allowable on February 7, 2023. As of February 7, 2023, an additional 8,002,792 common shares were repurchased for cancellation at a cost of $ 625 and an average price per share of $ 78.07 .

2   On February 15, 2023, our Board of Directors approved a share repurchase program. The 2023 normal course issuer, which is subject to acceptance by the Toronto Stock Exchange, will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Summary of share repurchases	2022	2021
Number of common shares repurchased for cancellation	53,312,559	15,982,154
Average price per share (US dollars)	84.34	69.17
Total cost	4,496	1,105

Dividends Declared

	2022		2021
Declared	Per Share	Declared	Per Share
February 16, 2022	0.48	February 17, 2021	0.46
May 18, 2022	0.48	May 17, 2021	0.46
August 4, 2022	0.48	August 9, 2021	0.46
November 3, 2022	0.48	November 1, 2021	0.46
	1.92		1.84

On February 15, 2023, our Board of Directors declared a quarterly dividend to $ 0.53 per share payable on April 13, 2023, to shareholders of record on March 31, 2023. The total estimated dividend to be paid is $ 265 .

Nutrien Annual Report 2022   |   124

In millions of US dollars unless otherwise noted

  NOTE 24    CAPITAL MANAGEMENT

Our capital allocation policy prioritizes safe and reliable operations, a healthy balance sheet, a sustainable dividend to shareholders, and a strategy to allocate remaining cash flow that maximizes shareholder value.

We include total debt, adjusted total debt, adjusted net debt and adjusted shareholders’ equity as components of   our capital structure. We monitor our capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

We have access to the capital markets through our base shelf prospectus. We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on notes and debentures.

We monitor the following measures to evaluate our ability to service debt, make strategic investments and ensure we are in compliance with our debt covenants:

	2022	2021
Adjusted net debt to adjusted EBITDA	0.9	1.4
Adjusted EBITDA to adjusted finance costs	21.6	14.3
Debt to capital (calculated as adjusted total debt to adjusted capital) (Limit: 0.65 : 1.00)	0.32 : 1.00	0.32 : 1.00

Adjusted EBITDA is calculated in Note 3, while the calculation of the remaining components included in the above ratios are set out in the following tables:

	2022	2021
Short-term debt	2,142	1,560
Current portion of long-term debt	542	545
Current portion of lease liabilities	305	286
Long-term debt	8,040	7,521
Lease liabilities	899	934
Total debt	11,928	10,846
Letters of credit – financial	97	114
Adjusted total debt	12,025	10,960

	2022	2021
Total debt	11,928	10,846
Cash and cash equivalents	(901)	(499)
Unamortized fair value adjustments	(310)	(325)
Adjusted net debt	10,717	10,022

	2022	2021
Total shareholders' equity	25,863	23,699
Adjusted total debt	12,025	10,960
Adjusted capital	37,888	34,659

	2022	2021
Finance costs	563	613
Unwinding of discount on asset retirement obligations	(29)	9
Borrowing costs capitalized to property, plant and equipment	37	29
Interest on net defined benefit pension and other post-retirement plan obligations	(8)	(9)
Loss on early extinguishment of debt	‐	(142)
Adjusted finance costs	563	500

In 2022, we filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $ 5 billion of common shares, debt securities and other securities during a period of 25 months from March 11, 2022. In 2022, we issued $ 1 billion of notes pursuant to the base shelf prospectus and a prospectus supplement, as discussed in Note 18.

Nutrien Annual Report 2022   |   125

In millions of US dollars unless otherwise noted

  NOTE 25    BUSINESS COMBINATIONS

	Casa do Adubo S.A. (“Casa do Adubo”)	Other Acquisitions
Acquisition date	October 1, 2022	Various
Purchase price, net of cash and cash equivalents acquired, and amounts held in escrow	On the acquisition date, we acquired 100 % of the issued and outstanding Casa do Adubo stock. $ 231 (preliminary)	$ 176 (preliminary) (2021 – $ 88 )
Goodwill and expected benefits of acquisitions	$ 145 (preliminary)	$ 55 (preliminary) (2021 – $ 77 )
  synergies from expected reduction in operating costs
  wider distribution channel for selling products of acquired businesses a larger assembled workforce
  potential increase in customer base
  enhanced ability to innovate

The expected benefits of the acquisitions resulting in goodwill include

Description

An agriculture retailer in Brazil with 39 retail locations and 10 distribution centers. This acquisition is aligned with our disciplined approach to capital allocation and sustainability commitments, as we continue to expand our presence in Brazil.

2022 – 43 Retail locations related to various agricultural services and one wholesale warehouse location (2021 – 36 Retail locations)

We have engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. As at December 31, 2022, the total consideration and purchase price allocation for Casa do Adubo and certain other acquisitions are not final as we are continuing to obtain and verify information required to determine the fair value of certain assets acquired and liabilities assumed and the amount of deferred income taxes arising on their recognition, as part of the due diligence process. We expect to finalize the amounts recognized as we obtain the information necessary to complete the analysis within one year from the date of acquisition.

We allocated the following values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date. The information below represents preliminary fair values.

For certain other acquisitions, we finalized the purchase price with no material change to the fair values disclosed in prior periods. Refer to Note 30 for details of our valuation technique and judgments applied.

Nutrien Annual Report 2022   |   126

In millions of US dollars unless otherwise noted

	2022			2021
	Casa do Adubo (Preliminary)		Other Acquisitions (Preliminary)	Other Acquisitions
Receivables	174	[1]	11	43
Inventories	107		92	24
Prepaid expenses and other current assets	3		13	‐
Property, plant and equipment	24		116	10
Goodwill	145	[2]	55	77
Intangible assets	95		9	16
Investments	‐		2	‐
Other non-current assets	6		4	4
Total assets	554		302	174
Short-term debt	14	[3]	11	11
Payables and accrued charges	159		74	50
Long-term debt, including current portion	91		14	7
Lease liabilities, including current portion	10		3	1
Other non-current liabilities	1		14	17
Total liabilities	275		116	86
Total consideration	279		186	88
Amounts held in escrow	(48)		(10)	‐
Total consideration, net of cash and cash equivalents acquired, and amounts held in escrow	231		176	88

1   Includes receivables from customers with gross contractual amounts of $ 169 , of which $ 3 is considered to be uncollectible.

2   Goodwill was calculated as the excess of the fair value of consideration transferred over the recognized amount of net identifiable assets acquired. The portion of goodwill deductible for income tax purposes will be determined when the purchase allocation is finalized.

3   Outstanding amount on the Casa do Adubo credit facilities assumed as part of the acquisition.

Financial Information Related to the Acquired Operations

2022 Proforma (estimated as if acquisitions occurred at the beginning of the year)	Casa do Adubo	Other Acquisitions
Sales	440	240
Earnings before finance costs and income taxes [1]	42	13
1 Net earnings is not available.

	2022 Actuals		2021 Actuals
From date of acquisition	Casa do Adubo	Acquisitions Other	Acquisitions Other
Sales	130	100	80
Earnings before finance costs and income taxes	7	7	7

  NOTE 26    COMMITMENTS

	Principal Portion and
	Estimated Interest
	Lease	Long-Term	Purchase	Capital	Other
December 31, 2022	Liabilities	Debt	Commitments	Commitments	Commitments	Total
Within 1 year	337	932	1,533	178	169	3,149
1 to 3 years	427	2,292	72	40	143	2,974
3 to 5 years	199	1,249	24	‐	74	1,546
Over 5 years	411	8,947	120	‐	58	9,536
Total	1,374	13,420	1,749	218	444	17,205

Nutrien Annual Report 2022   |   127

In millions of US dollars unless otherwise noted

Purchase Commitments

We have a long-term natural gas purchase agreement in Trinidad that expires on December 31, 2023. The contract provides for prices that   vary primarily with ammonia market prices and annual escalating floor prices. The commitments included in the foregoing table are based on floor prices and minimum purchase quantities.

Profertil has various gas contracts denominated in US dollars that expire in 2023 and 2025 and account for virtually all of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts.

The Carseland facility has a power cogeneration agreement, expiring on December 31, 2026 , which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Commitments included in the foregoing table are based on expected contract prices.

As part of the agreement to sell the Conda Phosphate operations (“Conda”), we entered into long-term strategic supply and offtake agreements that end in 2023. Under the terms of the supply and offtake agreements, we will supply 100 percent of the ammonia requirements of Conda and purchase 100 percent of the monoammonium phosphate (“MAP”) product produced at Conda. The MAP production is estimated at 330,000 tonnes per year.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, managed services contracts, throughput and various rail contracts, the latest of which expires in 2036, and mineral lease commitments, the latest of which expires in 2033.

  NOTE 27    GUARANTEES

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts, and leasing transactions. The terms of these indemnification agreements

  may require us to compensate counterparties for costs incurred as a   result of various events, including environmental liabilities and changes in   (or   in the interpretation of) laws and regulations, or as a result of litigation claims   or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
  will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties; and
  have not historically resulted in any significant payments by Nutrien and, as at December 31, 2022, no amounts have been accrued in the consolidated financial statements (except for accruals relating to certain underlying liabilities).

We directly guarantee our share of certain commitments of Canpotex (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. No material loss is anticipated by reason of such agreements and guarantees.

  NOTE 28       RELATED PARTY TRANSACTIONS

Sale of Goods

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 3. The receivable outstanding from Canpotex is shown in Note 11 and arose from sale transactions described above. It is unsecured and bears no interest. There are no expected credit losses held against this receivable.

Nutrien Annual Report 2022   |   128

In millions of US dollars unless otherwise noted

Key Management Personnel Compensation and Transactions with Post-Employment Benefit Plans

	2022	2021
Salaries and other short-term benefits	13	16
Share-based compensation	18	55
Post-employment benefits	3	4
Termination benefits	10	7
	44	82

Disclosures related to our post-employment benefit plans are shown in Note 21.

  NOTE 29    CONTINGENCIES AND OTHER MATTERS

Accounting Estimates and Judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters   and other various claims and lawsuits pending:

  prediction of the outcome of uncertain events   (i.e., being virtually certain, probable, remote or undeterminable);
  determination of whether recognition or disclosure in the consolidated financial statements is required; and
  estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could   have a material impact on our consolidated financial   statements.

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder’s productive capacity. Through December 31, 2022, we are not aware of any operating losses or other liabilities.

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability. Through December 31, 2022, we are not aware of any material losses or other liabilities that we have not accrued for.

Environmental Remediation, Legal and Other Matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 22.

We have established provisions for environmental site assessment and/or remediation matters to the extent that we consider expenses associated with those matters likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

Nutrien Annual Report 2022   |   129

In millions of US dollars unless otherwise noted

Legal matters with significant uncertainties include the following:

  The United States Environmental Protection Agency (“US EPA”) has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act (“RCRA”). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Nutrien (Canada) Holdings ULC, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. Nutrien facilities received US EPA notices of violation (“NOVs”) for alleged violations of the RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January 2018, Nu-West remains responsible for environmental liabilities attributable to its historic activities and for resolution of the NOVs. The facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters, with one such settlement being reached in 2022 for the Geismar, Louisiana facility. The Geismar consent decree was entered on October 19, 2022, and resolved the allegations associated with the historic phosphoric acid operations at that facility. Due to the nature of the allegations at the other facilities, we are uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry and the Geismar consent decree, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and 5) addressing findings resulting from the RCRA section 3013 site investigations.

  We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) towards the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that   the ultimate resolution of such actions is not reasonably likely to have   a   material adverse effect on our consolidated financial statements.

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and   the associated final taxes may result in adjustments to our tax   assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

Nutrien Annual Report 2022   |   130

In millions of US dollars unless otherwise noted

  NOTE 30       ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The following discusses the significant accounting policies, estimates, judgments and assumptions that we have adopted and applied and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and entities we control.

  Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. They are deconsolidated from the date that control ceases.
  Intercompany balances and transactions are eliminated on consolidation.

Principal (wholly owned) Operating Subsidiaries	Location	Principal Activity
Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrients and corporate functions
Nutrien (Canada) Holdings ULC	Canada	Manufacturer and distributor of crop nutrients and corporate functions
Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
Agrium Potash Ltd.	Canada
Nutrien US LLC	US
Cominco Fertilizer Partnership	US
Loveland Products Inc.	US
Nutrien Ag Solutions Argentina S.A	Argentina
Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
Nutrien Ag Solutions, Inc.	US
Nutrien Ag Solutions Limited	Australia
PCS Nitrogen Fertilizer, LP	US	Production of nitrogen products in the US
PCS Nitrogen Ohio LP	US	Production of nitrogen products in the state of Ohio
PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad
PCS Phosphate Company, Inc.	US	Mining and/or processing of phosphate products
PCS Sales (USA) Inc.	US	Marketing and sales of the Company’s products
Phosphate Holding Company, Inc.	US	Mining and/or processing of phosphate products and production of nitrogen products in the US

Nutrien Annual Report 2022   |   131

In millions of US dollars unless otherwise noted

Climate Change

In 2021, we announced our Environmental, Social and Governance (“ESG”) commitment to help address our key climate-related risks related to climate change and reduce our carbon footprint described in our Feeding the Future Plan. During 2022 there has been continued progress by Nutrien to deliver on our action plan and sustained development of the ESG frameworks and regulatory initiatives. We recognize that these developments could further impact our accounting estimates and judgments including, but not limited to, assessment of our asset useful lives, impairment of other long-lived assets, and asset retirement obligations and accrued environmental costs. We have monitored and will continue to monitor these developments as they affect our consolidated financial statements.

Foreign Currency Transactions

The consolidated financial statements are presented in US dollars, which we determined to be the functional currency of the Company and the majority of our subsidiaries. In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions, and from the translation at period-end of monetary assets and liabilities denominated in foreign currencies, are recognized and presented in the consolidated statements of earnings within other (income) expenses, as applicable, in the period in which they arise. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date of the transaction is available and it is apparent that such rate is a more suitable measurement.

Assets and liabilities in foreign operations are translated using the period-end rate, while the income and expenses are translated using the average monthly exchange rate. Equity of the foreign operation is translated using the historical rate at the time of the acquisition. Exchange gains and losses resulting from translation are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the foreign operation is disposed of.

Revenue

We recognize revenue when we transfer control over a good or service to a customer.

Transfer of Control for Sale of Goods	Transfer of Control for Sale of Services
At the point in time when the product is purchased at our Retail farm center, delivered and accepted by customers at their premises, or loaded for shipping.	Over time as the promised service is rendered.

Judgment is used to determine whether we are acting as principal or agent by evaluating who has the primary responsibility for fulfilling the promised good;
  bears the inventory risk including if the vendor has the right to have its product returned on demand; and
  has discretion for establishing the price.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The related commissions are recognized as the sales occur or as unconditional contracts are signed.

We recognize profits on sales to Canpotex when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract. Sales are recognized using a provisional price at the time control is transferred to Canpotex, with the final pricing determined upon Canpotex’s final sale to a third party (generally between one and three months from date of sale to Canpotex).

Nutrien Annual Report 2022   |   132

In millions of US dollars unless otherwise noted

Our sales revenue relating to our Potash, Nitrogen and Phosphate segments is generally recorded and measured based on the “freight on board” mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, net of any variable consideration (e.g., any trade discounts or estimated volume rebates). Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns. Sales prices are based on North American and international benchmark market prices, which are subject to global supply and demand, and other market factors.

For our Retail segment, we do not provide general warranties; however, our customer contracts may provide certain product quality specification guarantees. Returns and incentives are estimated based on historical and forecasted data, contractual terms, and current conditions.

Transportation costs are generally recovered from the customer through sales pricing. Where customer contracts include volume rebates, we estimate revenue at the earlier of when the most likely amount of consideration we expect to receive has been determined or when it is highly probable that a significant reversal will not occur.

Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

As the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is generally less than 12 months, we apply the practical expedient as provided in IFRS 15, “Revenue from Contracts with Customers,” and do not adjust the promised amount of consideration for the effects of financing.

Intersegment sales are made under terms that approximate market value.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Share-Based Compensation

For awards with performance conditions that determine the number of options or units to which employees are entitled, measurement of compensation cost is based on our best estimate of the outcome of the performance conditions. Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

For Plans Settled Through the Issuance of Equity	For Plans Settled Through Cash
fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model, and	a liability is recorded based on the fair value of the awards each period.

Estimation involves determining:

  stock option-pricing model assumptions as described in the weighted average assumptions table in Note 5;
  forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting; and
  projected outcome of performance conditions for PSUs, including our return on invested capital compared to Nutrien’s weighted average cost of capital, and including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model; and
  the number of dividend equivalent units expected to be earned.

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In millions of US dollars unless otherwise noted

Income Taxes

Taxation on earnings (loss) is composed of current and deferred income tax. Taxation is recognized in the statements of earnings unless it relates to items recognized either in OCI or directly in shareholders’ equity.

Current Income Tax	Deferred Income Tax
  is the expected tax payable on the taxable earnings for the year and includes any adjustments to income tax payable or recoverable in respect of previous years is calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings is the best estimate expected to be paid to (or recovered from) the taxation authorities is recognized using the liability method
  is based on temporary differences between carrying amounts of assets and liabilities and their respective income tax bases is determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled

Current and deferred income tax assets and liabilities are offset only if certain criteria are met.
The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including negotiations with taxation authorities in various jurisdictions;
  outcomes of tax litigation; and
  resolution of disputes arising from federal, provincial, state and local tax audits.

Deferred income tax is not accounted for

  with respect to investments in   subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
  if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are

  recognized to the extent it is probable future taxable profit will be available to use deductible temporary differences and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable; and
  reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

Financial Instruments

Financial assets are measured at fair value (either through OCI or through profit or loss) or amortized cost depending on the objective of the business model for managing the instrument or group of instruments and the contractual terms of the cash flows.

For equity investments not held for trading, we may make an irrevocable election at initial recognition to recognize changes in fair value through OCI rather than profit or loss.

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In millions of US dollars unless otherwise noted

Financial instruments are classified and measured as follows:

Fair Value Classification	Fair Value Through Profit or Loss	FVTOCI	Amortized Cost
Instrument type	Cash and cash equivalents, derivatives, and certain equity investments not held for trading	Certain equity investments not held for trading for which an irrevocable election was made	Receivables, short-term debt, payables and accrued charges, long-term debt, lease liabilities, and other long-term debt instruments
Fair value gains and losses	Profit or loss	OCI	–
Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate
Impairment of assets	–	–	Profit or loss
Foreign exchange	Profit or loss	OCI	Profit or loss
Transaction costs	Profit or loss	OCI	Included in cost of instrument

Financial instruments are recognized at trade date when we commit to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or we have transferred the rights to receive cash flow and all the risks and rewards of ownership have also been substantially transferred.

Derivatives are used to lock in exchange rates. For designated and qualified cash flow hedges the effective portion of the change in the fair value of the derivative is accumulated in OCI;
  when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory or property plant and equipment;
  the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
  the ineffective portions of hedges are recorded in net earnings in the current period.

We assess whether our derivatives hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging Transaction	Measurement of Ineffectiveness	Potential Sources of Ineffectiveness
Foreign exchange	Comparison of the cumulative changes in fair value and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows	Changes in timing or amounts of forecasted cash flows embedded optionality our credit risk or the credit risk of a counterparty

Financial assets and financial liabilities are offset, and the net amount is presented in the consolidated balance sheets when we currently have a legally enforceable right to offset the recognized amounts; and
  intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair Value Measurements

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

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In millions of US dollars unless otherwise noted

Fair value measurements are categorized into different levels within a fair value hierarchy based on the degree to which the lowest level inputs are observable and their significance:

Level 1	Level 2	Level 3
Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities)	Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability)	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement

Fair value estimates

  are at a point in time and may change in subsequent reporting periods due to market conditions or other factors;
  can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and
  may require assumptions about costs/prices over time, discount and inflation rates, defaults, and other relevant variables.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

Receivables

Receivables from customers are recognized initially at fair value and subsequently measured at amortized cost less allowance for expected credit losses of receivables from customers.

Inventories

Inventories are valued monthly at the lower of cost and net realizable value. Costs are allocated to inventory using the weighted average cost method.

Net realizable value is based on:

Products and Raw Materials	Materials and Supplies
selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale	replacement cost

A writedown is recognized if the carrying amount exceeds net realizable value and may be reversed if the circumstances that caused it no longer exist. Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities, crop price trends, and changes in regulations and standards employed.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

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In millions of US dollars unless otherwise noted

Property, Plant and Equipment

	Owned	Right-of-Use (Leased)
Description	majority of our tangible assets are buildings, machinery and equipment used to produce or distribute our products and render our services	primarily include railcars, marine vessels, real estate and mobile equipment
Measurement
  cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses cost of major inspections and overhauls is capitalized
  maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred cost less accumulated depreciation and any accumulated impairment losses lease payments are allocated between finance costs and a reduction of the liability, and discounted using the interest rate implicit in the lease, if available, or an incremental borrowing rate, being a rate that we would have to pay to borrow the funds required to obtain a similar asset, adjusted for term, security, asset value and the borrower’s economic environment.

Depreciation method
  certain property, plant and equipment directly related to our Potash, Nitrogen and Phosphate segments uses units-of-production based on the shorter of estimates of reserves or service lives pre-stripping costs uses units-of-production over the ore mined from the mineable acreage stripped remaining assets uses straight-line
straight-line over the shorter of the asset's useful life and the lease term
Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually.
Judgment/practical expedients

Judgment is required in determining

  costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;
  timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;
  the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);
  repairs and maintenance that qualify as major inspections and overhauls; and
  useful life over which such costs should be depreciated, which may be impacted by changes in our strategy, process or operations as a result of climate-change initiatives.

Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised. We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including the location of the asset and the availability of suitable alternatives, the significance of the asset to operations, and
  our business strategy.

Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.

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In millions of US dollars unless otherwise noted

	Owned	Right-of-Use (Leased)

Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves. Changes in these assumptions could   result in material adjustments to reserve estimates, which could result in   impairments or changes to depreciation expense in future periods.

We have chosen to

  include the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, not separate non-lease components and instead to account for lease and non-lease components as a single arrangement, and use exemptions for short-term and low-value leases which allow payments to be expensed as incurred.

Other	Not applicable.	Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

Goodwill and Intangible Assets

Goodwill is carried at cost, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to a CGU or group of CGUs for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to the CGU or group of CGUs expected to benefit from the business combination in which the goodwill arose.

Intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses. We use judgment to determine which expenditures are eligible for capitalization as intangible assets. Costs incurred internally from researching and developing a product are expensed as incurred until technological feasibility is established, at which time the costs are capitalized until the product is available for its intended use. Judgment is required in determining when technological feasibility of a product is established. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. At least annually, the useful lives are reviewed and adjusted if appropriate.

Impairment of Long-Lived Assets

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets to be held and used (including property, plant and equipment, and investments), and our goodwill and intangible assets. When such indicators exist, impairment testing is performed. Additionally, goodwill is tested at least annually on October 1.

We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill.

Estimates and judgment involve

  identifying the appropriate asset, group of assets, CGU or groups of CGUs;
  determining the appropriate discount rate for assessing the recoverable amount;
  making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs; and
  evaluating impacts of climate change to our strategy, processes and operations.

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In millions of US dollars unless otherwise noted

We cannot predict if an event that triggers impairment or a reversal of impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially   affecting our consolidated financial statements.

Pension and Other Post-Retirement Benefits

Employee retirement and other defined benefit plans costs, including current and past service costs, gains or losses on curtailments and settlements, and remeasurements, are actuarially determined on a regular basis using the projected unit credit method.

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Our discount rate assumptions are impacted by

  the weighted average interest   rate at which each pension and other post-retirement plan liability could be   effectively settled at the measurement date;
  country specific rates; and
  the use of a yield curve approach based on the respective plans’ demographics, expected future pension benefits and medical claims. Payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash   flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

Net actuarial gains or loss incurred during the period for defined benefit plans are closed out to retained earnings at each period-end.

Asset Retirement Obligations and Accrued Environmental Costs

Asset retirement obligations and accrued environmental costs include reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
  land reclamation and revegetation programs;
  decommissioning of underground and surface operating facilities;
  general clean-up activities aimed at returning the   areas to an environmentally acceptable condition; and
  post-closure care and maintenance.

We consider the following factors as we estimate our provisions:

  environmental laws and regulations and interpretations by regulatory authorities, including updates on climate change, could change or circumstances affecting our operations could change, either of which could result in significant changes to current plans;
  the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations;
  appropriate technical resources, including outside consultants, assist us in developing specific site closure and post-closure plans in accordance with the jurisdiction requirements; and
  timing of settlement of the obligations, which is typically correlated with mine life estimates except for certain land reclamation programs.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements. We review our estimates for any changes in assumptions at the end of each reporting period.

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In millions of US dollars unless otherwise noted

We recognized contingent liabilities related to our business combinations or acquisitions, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the amount that would be recognized if the liability becomes probable.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When we repurchase our own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from retained earnings. If the average carrying value of the shares repurchased is less than the average carrying value of the shares in share capital, the excess is recognized as an addition to share capital. Shares are cancelled upon repurchase.

Restructuring Charges

Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring charges. The provision is based on the best estimate of a detailed formal plan, which includes determining the incremental costs for employee termination, contract termination and other exit costs.

Business Combinations

Purchase price allocation involves judgment in identifying assets acquired and liabilities assumed, and estimation of their fair values. Key assumptions include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. We performed a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We also engaged independent valuation experts on certain acquisitions to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. To determine fair values, we generally use the following valuation techniques:

Account	Valuation Technique and Judgments Applied
Property, plant and equipment

Market approach for land and certain types of personal property:   sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets.

Replacement costs for all other depreciable property, plant and equipment: measures the value of an asset by estimating the costs to acquire or construct comparable assets and adjusts for age and condition of the asset.

Intangible assets

Income approach – multi-period excess earnings method: measures the value of an asset based on the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges (“CACs”). Allocation of CACs is a matter of judgment and based on the nature of the acquired businesses’ operations and historical trends.

We considered several factors in determining the fair value of customer relationships, such as customers’ relationships with the acquired company and its employees, the segmentation of customers, historical customer attrition rates, and revenue growth.

Other provisions and contingent liabilities	Decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability.

For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Foreign exchange hedge gains or losses that we designated a cash flow hedge are included in the consideration. The gain or loss from the cash flow hedge is deferred in OCI and subsequently recorded as an adjustment to goodwill when the business combination occurs.

Transaction costs are recorded in integration and restructuring related costs in other (income) expenses.

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In millions of US dollars unless otherwise noted

Standards, Amendments and Interpretations Effective and Applied

The IASB and IFRS Interpretations Committee (“IFRIC”) has issued certain standards and amendments or interpretations to existing standards that were effective, and we have applied.

In 2022, we have adopted the following amendments and annual improvements with no material impact on our consolidated financial statements:

  Reference to the Conceptual Framework (Amendments to IFRS 3)
  Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
  Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
  Annual Improvements to IFRS Standards 2018–2020 (IFRS 16, IFRS 9, IFRS 1, IAS 41)

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2022.

The following amendments and amended standards will be adopted in 2023 and are not expected to have a material impact on our consolidated financial statements:

  Deferred Tax related to Assets and Liabilities arising from a Single Transaction (IFRS 1, IAS 12)
  Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
  Definition of Accounting Estimates (Amendments to IAS 8)
  IFRS 17 Insurance Contracts
  Amendments to IFRS 17

The following amendments are being reviewed to determine the potential impact on our consolidated financial statements:

  Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
  Classification of liabilities as current or non-current (Amendments to IAS 1)